8/H

Follow-Up Materials

06016666

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp

COMPANY ADDRESS:

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-5 FISCAL YEAR: 6-30-06

(03/94)

83-5

INTERNATIONAL FINANCE CORPORATION

Consolidated Financial Statements
June 30, 2006

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

Contents

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED BALANCE SHEET

as of June 30, 2006 and June 30, 2005

(US$ millions)

	2006	2005
Assets		
Cash and due from banks	$ 159	$ 139
Time deposits	2,959	1,799
Trading securities – Note B	16,286	14,561
Securities purchased under resale agreements	1,190	6,282
Loans	10,817	9,973
Less: Reserve against losses on loans	(898)	(989)
Net loans	9,919	8,984
Equity investments	2,812	2,505
Total loans and equity investments disbursed and outstanding – Note C	12,731	11,489
Derivative assets – Note P	1,128	1,516
Receivables and other assets – Note H	3,967	3,774
Total assets	**$ 38,420**	**$ 39,560**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,805	$ 9,321
Borrowings withdrawn and outstanding – Note I		
From market sources	14,887	15,304
From International Bank for Reconstruction and Development	80	55
Total borrowings	14,967	15,359
Derivative liabilities – Note P	1,288	2,332
Payables and other liabilities – Note J	2,284	2,750
Total liabilities	27,344	29,762
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note K		
Subscribed	2,365	2,365
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,364	2,364
Accumulated other comprehensive income	1	1
Retained earnings	8,711	7,433
Total capital	11,076	9,798
Total liabilities and capital	**$ 38,420**	**$ 39,560**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED INCOME STATEMENT

for the three years ended June 30, 2006

(US$ millions)

	2006	2005	2004
Interest and financial fees from loans – Note C	$ 807	$ 660	$ 518
Income from liquid asset trading activities – Note B	444	358	177
Charges on borrowings – Note I	(603)	(309)	(141)
Income from equity investments – Note E	1,228	1,365	658
(Provision for) release of provision for losses on loans and guarantees – Note C	(15)	261	103
Income from loans, equity investments and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees	**1,861**	**2,335**	**1,315**
Other income			
Service fees	52	41	41
Net translation adjustments on non-trading activities	6	(7)	4
Other – Note L	57	45	34
Total other income	**115**	**79**	**79**
Other expenses			
Administrative expenses – Notes T and U	436	403	360
Expense from pension and other postretirement benefit plans – Note S	28	14	19
Other	13	6	4
Total other expenses	**477**	**423**	**383**
Income before expenditures for technical assistance and advisory services, expenditures for performance-based grants and net (losses) gains on non-trading financial instruments	**1,499**	**1,991**	**1,011**
Expenditures for technical assistance and advisory services – Note M	(55)	(38)	(29)
Expenditures for performance-based grants - Note N	(35)	-	-
Income after expenditures for technical assistance and advisory services, expenditures for performance-based grants and before net (losses) gains on non-trading financial instruments	**1,409**	**1,953**	**982**
Net (losses) gains on non-trading financial instruments – Note O	(131)	62	11
Net income	**$ 1,278**	**$ 2,015**	**$ 993**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2006

(US$ millions)

	2006	2005	2004
Net income	$ 1,278	$ 2,015	$ 993
Other comprehensive loss			
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	-	(1)	(2)
Total comprehensive income	$ 1,278	$ 2,014	$ 991

CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2006

(US$ millions)

	Retained earnings							
	Undesignated	Designated for technical assistance and advisory services	Designated for performance-based grants	Designated for grants to IDA	Total	Accumulated other comprehensive income	Capital stock†	Total capital
At July 1, 2003	$ 4,425	$ -	$ -	$ -	$ 4,425	$ 4	$ 2,360	$ 6,789
Year ended June 30, 2004								
Net income	993				993			993
Other comprehensive income (loss)						(2)		(2)
Designations for technical assistance and advisory services - Note K	(225)	225			-			-
Payments received on account of pending subscriptions							1	1
Payments received for capital stock subscribed							1	1
At June 30, 2004	5,193	225	-	-	5,418	2	2,362	7,782
Year ended June 30, 2005								
Net income	2,015				2,015			2,015
Expenditures for technical assistance and advisory services - Note M	38	(38)			-			-
Other comprehensive income (loss)						(1)		(1)
Designations for technical assistance and advisory services - Note K	(125)	125			-			-
Designations for performance-based grants - Note K	(250)		250					-
Payments received for capital stock subscribed							2	2
At June 30, 2005	6,871	312	250	-	7,433	1	2,364	9,798
Year ended June 30, 2006								
Net income	1,278				1,278			1,278
Expenditures for technical assistance and advisory services - Note M	55	(55)			-			-
Expenditures for performance-based grants – Note N	35		(35)		-			-
Designated for technical assistance and advisory services – Note K	(230)	230			-			-
Designated for grants to IDA – Note K	(150)			150	-	-		-
At June 30, 2006	$ 7,859	$ 487	$ 215	$ 150	$ 8,711	$ 1	$ 2,364	$ 11,076

† Capital stock includes payments received on account of pending subscriptions.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

for the three years ended June 30, 2006

(US$ millions)

	2006	2005	2004
Cash flows from loans and equity investment activities			
Loan disbursements	$ (3,717)	$ (2,868)	$ (2,684)
Equity disbursements	(711)	(588)	(468)
Loan repayments	2,752	2,283	1,935
Equity redemptions	2	29	4
Sales of loans and equity investments	1,456	1,338	975
Net cash (used in) provided by investing activities	**(218)**	**194**	**(238)**
Cash flows from financing activities			
Drawdown of borrowings	1,816	1,989	3,047
Repayment of borrowings	(2,611)	(2,497)	(3,136)
Capital subscriptions	-	2	1
Net cash used in financing activities	**(795)**	**(506)**	**(88)**
Cash flows from operating activities			
Net income	1,278	2,015	993
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized capital gains on equity sales	(928)	(723)	(386)
Income from LLPs, certain LLCs and other investments accounted for under the equity method	(56)	(191)	-
Equity investment impairment write-downs	57	62	-
Provision for (release of provision for) losses on loans and guarantees	15	(261)	(103)
Changes in carrying value of equity investments	-	(269)	(69)
Translation adjustments, net	(6)	7	(4)
Net losses (gains) on non-trading financial instruments	131	(62)	(11)
Change in accrued income on loans, time deposits and securities	(150)	(470)	(228)
Change in payables and other liabilities	(431)	459	(733)
Change in receivables and other assets	(168)	(797)	1,023
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,416	51	(69)
Net cash provided by (used in) operating activities	**2,158**	**(179)**	**413**
Change in cash and cash equivalents	1,145	(491)	87
Effect of exchange rate changes on cash and cash equivalents	35	(32)	(12)
Net change in cash and cash equivalents	1,180	(523)	75
Beginning cash and cash equivalents	1,938	2,461	2,386
Ending cash and cash equivalents	**$ 3,118**	**$ 1,938**	**$ 2,461**
Composition of cash and cash equivalents			
Due from banks	$ 159	$ 139	$ 74
Time deposits	2,959	1,799	2,387
Total cash and cash equivalents	**$ 3,118**	**$ 1,938**	**$ 2,461**
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ (49)	$ (9)	$ 83
Borrowings	(355)	(24)	(765)
Currency swaps	(1)	-	-

The notes to the consolidated financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2006

(US$ thousands)

Members	Capital stock: Amount paid	Capital stock: Percent of total	Voting power: Number of votes	Voting power: Percent of total
Afghanistan	$ 111	*	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.44	81,592	3.39
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.12	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.45	129,158	5.36
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.44	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.44	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.97	141,424	5.87
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02

Members	Capital stock: Amount paid	Capital stock: Percent of total	Voting power: Number of votes	Voting power: Percent of total
Latvia	$ 2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.34
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.44	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Samoa	35	*	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia and Montenegro	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	*	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.41
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.12	121,265	5.04
United States	569,379	24.09	569,629	23.65
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2006	$ 2,363,891	100.00+	2,408,391	100.00+
Total June 30, 2005	$ 2,363,891	100.00+	2,408,391	100.00+

* Less than .005 percent.
+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC or the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement, and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds, and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated financial statements include the financial statements of the Corporation and four Variable Interest Entities (VIEs) (see Note W). The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On August 7, 2006, the Board of Directors of the Corporation (the Board) approved these consolidated financial statements for issue.

Consolidated financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

The Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2006 and June 30, 2005. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on non-trading financial instruments in the consolidated income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, the Corporation began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized in income when received. The net of loan origination fees and loan origination costs was considered insignificant. All other fees are recorded as income when received in freely convertible currencies.

The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserve against losses on loans - The Corporation recognizes portfolio impairment on loans in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments - The Corporation invests for current income, capital appreciation, developmental impact, or all three; the Corporation does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

Revenue recognition on equity investments - Direct equity investments in which the Corporation does not have significant influence and certain investments in investment companies are carried at cost less impairment. The Corporation's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. The Corporation's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE as the presumption of control by the fund manager or the general partner has been overcome are fully consolidated into the Corporation's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its oil and gas unincorporated joint ventures (UJVs). Conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systemically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

Impairment of equity investments - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Guarantees - The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the outstanding date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Designations of retained earnings - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services (TAAS) through a designation of retained earnings. In the year ended June 30, 2005, the Corporation established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, the Corporation also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for TAAS, PBG, and grants to IDA are determined based on the Corporation's annual income before expenditures for TAAS, expenditures for PBG, and net (losses) gains on non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for TAAS, PBG, and grants to IDA are recorded as expenses in the Corporation's consolidated income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed, in accordance with US GAAP, to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by the Corporation will acquire certain investment assets other than cash. These investments have had no material impact on the Corporation's financial position, results of operations, or cash flows. In such cases, the Corporation includes those assets on its consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or the Corporation is deemed to no longer be in control of the recipient organization.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

The Corporation classifies due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the statement of consolidated cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on non-trading financial instruments in the consolidated income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments, and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

management activities are recorded in net (losses) gains on non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains and losses on non-trading financial instruments.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on non-trading financial instruments in the consolidated income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. Loan participations serving as collateral under secured borrowing arrangements are included in loans on the Corporation's consolidated balance sheet with the related secured borrowing included in liabilities on the Corporation's consolidated balance sheet. The disbursed and outstanding balances of the loan participations that are considered sales are not included in the Corporation's consolidated balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in expense from pension and other postretirement benefits in the consolidated income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with VIE. An entity that will absorb a majority of VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

The Corporation has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note W provides further details regarding the Corporation's variable interests in VIEs.

Accounting and financial reporting developments - During the year ended June 30, 2006, the Corporation changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, the Corporation began amortizing loan origination fees and costs on an effective yield basis.

The FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No.3. The Corporation early adopted SFAS No. 154 as of July 1, 2005. The adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

The FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* - an interpretation of FASB Statement No. 143 (FIN 47). The Corporation adopted FIN 47 as of June 30, 2006 and has accrued a liability for its estimated conditional asset retirement obligations in four oil and gas UJVs.

The US Accounting Standards Executive Committee issued, and the FASB ratified, Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). The Corporation adopted SOP 03-3 as of July 1, 2005, and the adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The Corporation is presently assessing the possible impact of SFAS No. 155 and SFAS No. 156.

In addition, during the year ended June 30, 2006, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is included in the consolidated balance sheet captions as follows (US$ millions):

	June 30, 2006	June 30, 2005
Assets		
Cash and due from banks	$ -	$ 56
Time deposits	2,911	1,720
Trading securities	16,286	14,561
Securities purchased under resale agreements	1,190	6,282
Receivables and other assets:		
Receivables from sales of securities	1,466	1,330
Accrued interest income on time deposits and securities	1,226	1,116
Accrued income on derivative instruments	37	42
Derivative assets	189	151
Total assets	23,305	25,258
Liabilities		
Payables and other liabilities:		
Due to banks	12	-
Payables for purchases of securities	1,352	1,769
Accrued charges on derivative instruments	62	110
Securities sold under repurchase agreements and payable for cash collateral received	8,805	9,321
Derivative liabilities	344	733
Total liabilities	10,575	11,933
Total net liquid asset portfolio	$ 12,730	$ 13,325

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2006 (less than 1% - June 30, 2005). The annualized rate of return on the trading portfolio during the year ended June 30, 2006, was 3.6% (2.6% - year ended June 30, 2005; 1.4% - year ended June 30, 2004). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2006	At June 30, 2006		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 9,604	$ 10,182	4.8	3.9
Asset-backed securities	4,554	4,467	27.0	5.6
Corporate securities	1,819	1,318	2.7	4.8
Money market funds	307	319	-	5.2
Total trading securities	$ 16,284	$ 16,286		

	Year ended June 30, 2005	At June 30, 2005		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 7,716	$ 7,923	3.4	3.9
Asset-backed securities	3,518	4,220	24.2	3.9
Corporate securities	2,756	2,300	3.9	4.4
Money market funds	367	118	-	2.6
Total trading securities	$ 14,357	$ 14,561		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income from liquid asset trading activities

Income from liquid asset trading activities for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprises (US$ millions):

	2006	2005	2004
Interest income	$ 673	$ 533	$ 278
Net (losses) gains on trading activities:			
Realized	72	(80)	(38)
Unrealized	(302)	(95)	(66)
Net (losses) gains on trading activities	(230)	(175)	(104)
Translation adjustments	1	-	3
Total income from liquid asset trading activities	$ 444	$ 358	$ 177

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2006 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $1,313 million ($6,740 million - June 30, 2005).

NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES ON LOANS

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2006			June 30, 2005		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 3,511	$ 1,018	$ 4,529	$ 2,637	$ 845	$ 3,482
Utilities	1,013	255	1,268	1,085	198	1,283
Oil, gas and mining	815	173	988	775	167	942
Transportation and warehousing	758	32	790	757	40	797
Industrial and consumer products	671	83	754	723	66	789
Nonmetallic mineral product manufacturing	703	23	726	529	24	553
Information	463	148	611	460	119	579
Food and beverages	478	63	541	512	62	574
Chemicals	465	63	528	337	73	410
Collective investment vehicles	48	383	431	56	402	458
Agriculture and forestry	367	60	427	207	60	267
Wholesale and retail trade	348	48	396	336	63	399
Accommodation and tourism services	277	30	307	322	43	365
Paper and pulp	237	55	292	266	27	293
Primary metals	233	30	263	350	27	377
Textiles, apparel and leather	152	19	171	181	21	202
Plastics and rubber	52	44	96	93	52	145
Construction and real estate	69	1	70	142	7	149
Other	197	23	220	194	18	212
Total disbursed portfolio	**10,857**	**2,551**	**13,408**	**9,962**	**2,314**	**12,276**
Adjustments to investments accounted for under the equity method	-	255	255	-	191	191
Unrealized gains on equity investments held by consolidated VIEs	-	6	6	-	-	-
Unamortized deferred loan origination fees, net	(46)	-	(46)	-	-	-
Fair value adjustments for loans in qualifying hedge relationships	6	-	6	11	-	11
Carrying value of loans and equity investments	$ 10,817	$ 2,812	$ 13,629	$ 9,973	$ 2,505	$ 12,478

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2006			June 30, 2005		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Europe and Central Asia	$ 3,786	$ 628	$ 4,414	$ 2,847	$ 540	$ 3,387
Latin America and Caribbean	3,475	651	4,126	3,681	618	4,299
Asia	2,055	866	2,921	1,922	737	2,659
Sub-Saharan Africa	792	188	980	677	186	863
Middle East and North Africa	726	125	851	672	107	779
Other	23	93	116	163	126	289
Total disbursed portfolio	10,857	2,551	13,408	9,962	2,314	12,276
Adjustments to investments accounted for under the equity method	-	255	255	-	191	191
Unrealized gains on equity investments held by consolidated VIEs	-	6	6	-	-	-
Unamortized deferred loan origination fees, net	(46)	-	(46)	-	-	-
Fair value adjustments for loans in qualifying hedge relationships	6	-	6	11	-	11
Carrying value of loans and equity investments	$ 10,817	$ 2,812	$ 13,629	$ 9,973	$ 2,505	$ 12,478

At June 30, 2006, 20% of the disbursed loan portfolio consisted of fixed rate loans (16% - June 30, 2005), while the remainder was at variable rates. At June 30, 2006, the disbursed loan portfolio included $88 million of loans serving as collateral under secured borrowing arrangements.

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2006		June 30, 2005	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 8,300	8.1	$ 8,074	6.6
Euro	1,498	5.3	1,193	4.8
Other currencies	1,059	8.1	695	8.8
Total disbursed loan portfolio	10,857	7.7	9,962	6.5
Unamortized deferred loan origination fees, net	(46)		-	
Fair value adjustments for loans in qualifying hedge relationships	6		11	
Carrying value of loans	$ 10,817		$ 9,973	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2007 through June 30, 2011 and thereafter, as follows (US$ millions):

	2007	2008	2009	2010	2011	Thereafter	Total
Fixed rate loans	$ 380	$ 336	$ 338	$ 247	$ 226	$ 676	$ 2,203
Variable rate loans	1,200	1,266	1,364	1,153	1,056	2,615	8,654
Total disbursed loan portfolio	$ 1,580	$ 1,602	$ 1,702	$ 1,400	$ 1,282	$ 3,291	10,857
Unamortized deferred loan origination fees, net							(46)
Fair value adjustments for loans in qualifying hedge relationships							6
Carrying value of loans							$ 10,817

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $447 million at June 30, 2006 ($634 million - June 30, 2005). Interest income not recognized on nonaccruing loans during the year ended June 30, 2006 totaled $68 million ($58 million - year ended June 30, 2005; $82 million - year ended June 30, 2004). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2006 was $21 million ($36 million - year ended June 30, 2005; $54 million - year ended June 30, 2004). The average recorded investment in impaired loans during the year ended June 30, 2006, was $931 million ($1,486 million - year ended June 30, 2005). The recorded investment in impaired loans at June 30, 2006 was $671 million ($1,191 million - June 30, 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserve against losses on loans

Changes in the reserve against losses, on loans for the year ended June 30, 2006, June 30, 2005, and June 30, 2004, are summarized below (US$ millions):

	June 30, 2006	June 30, 2005	June 30, 2004
Beginning balance	$ 989	$ 1,367	$ 1,684
Provision for (release of provision for) losses on loans	10	(259)	(89)
Write-offs	(111)	(136)	(246)
Recoveries of previously written-off investments	9	16	2
Translation adjustments on loans	4	4	15
Other adjustments	(3)	(3)	1
Ending balance	$ 898	$ 989	$ 1,367

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2006 includes $5 million provision in respect of guarantees ($3 million release - year ended June 30, 2005; $14 million release - year ended June 30, 2004). At June 30, 2006 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $18 million ($13 million - June 30, 2005).

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprise the following (US$ millions):

	2006	2005	2004
Interest income	$ 743	$ 574	$ 449
Commitment fees	21	17	15
Other financial fees	43	69	54
Total interest and financial fees from loans	$ 807	$ 660	$ 518

NOTE D – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2006 totaled $1,150 million ($978 million - June 30, 2005). Guarantees of $494 million that were outstanding at June 30, 2006 ($291 million - June 30, 2005) were not included in loans on the Corporation's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE E -- INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 comprise the following (US$ millions):

	2006	2005	2004
Realized capital gains on equity sales	$ 928	$ 723	$ 386
Dividends and profit participations	327	258	207
Amortization of UJVs conditional asset retirement obligations	(8)	-	-
Income from LLPs, certain LLCs and other investments accounted for under the equity method	56	191	-
Changes in carrying value of equity investments	-	269	69
Equity investment impairment write-downs	(57)	(62)	-
Net losses on equity-related derivatives	(15)	(12)	(2)
Custody and other fees	(3)	(2)	(2)
Total income from equity investments	$ 1,228	$ 1,365	$ 658

Realized capital gains include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations include $86 million ($106 million - year ended June 30, 2005; $65 million - year ended June 30, 2004) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2006	June 30, 2005
Projects approved but not committed:		
Loans	$ 2,353	$ 2,333
Equity investments	507	400
Guarantees	679	731
Client risk management facilities	18	19
Total projects approved but not committed	3,557	3,483
Projects committed but not disbursed:		
Loans	5,550	4,819
Equity investments	1,361	1,013
Projects committed but not utilized:		
Guarantees	656	687
Client risk management facilities	132	119
Total projects committed but not disbursed or utilized	7,699	6,638
Total projects approved but not disbursed or utilized	**$ 11,256**	**$ 10,121**

NOTE G – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2006	June 30, 2005
Loan participations arranged to be placed with Participants approved but not committed	$ 2,485	$ 2,194
Loan participations signed as commitments but not disbursed	1,136	901
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 3,621**	**$ 3,095**
Loan participations disbursed and outstanding which are serviced by the Corporation	**$ 3,878**	**$ 4,382**

NOTE H – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2006	June 30, 2005
Receivables from sales of securities	$ 1,466	$ 1,330
Accrued interest income on time deposits and securities	1,226	1,116
Accrued income on derivative instruments	299	316
Accrued interest income on loans	153	113
Prepaid pension and other postretirement benefit costs	393	348
Headquarters building:		
Land	89	89
Building	192	184
Less: Building depreciation	(43)	(38)
Headquarters building, net	238	235
Deferred charges and other assets	192	316
Total receivables and other assets	**$ 3,967**	**$ 3,774**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I – BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2006							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 6,980	3.9	$ 8,078	4.6	$ 6,334	5.1	$ 14,725	4.9
					(6,667)	(3.8)	-	-
Japanese yen	4,174	4.2	(4,174)	(4.2)	-	-	-	-
Pound sterling	1,712	5.4	(1,712)	(5.4)	-	-	-	-
South African rand	589	7.2	(589)	(7.2)	-	-	-	-
Hong Kong dollar	552	6.1	(552)	(6.1)	-	-	-	-
Euro	475	6.4	(475)	(6.4)	-	-	-	-
Australian dollar	397	4.7	(397)	(4.7)	-	-	-	-
Canadian dollar	276	1.0	(276)	(1.0)	-	-	-	-
New Zealand dollar	242	6.0	(242)	(6.0)	-	-	-	-
Colombian peso	235	12.5	(235)	(12.5)	-	-	-	-
Chinese renminbi	141	3.4	-	-	-	-	141	3.4
Malaysian ringgit	136	2.9	(136)	(2.9)	-	-	-	-
Moroccon dirham	114	4.5	(114)	(4.5)	-	-	-	-
Swiss francs	91	1.9	(91)	(1.3)	80	1.3	-	-
					(80)	(2.0)	-	-
Peruvian soles nuevos	46	6.6	(46)	(6.6)	-	-	-	-
Principal at face value	**16,160**		$ (961)		$ (333)		$ 14,866	
Less: Unamortized discounts, net	(605)							
Total market borrowings	**15,555**							
Fair value adjustments	(668)							
Carrying value of market borrowings	**$ 14,887**							

	June 30, 2005							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,029	3.9	$ 8,872	2.7	$ 6,350	3.2	$ 15,641	3.3
					(6,610)	(3.8)	-	-
Japanese yen	5,008	3.8	(5,008)	(3.8)	-	-	-	-
Pound sterling	1,713	5.4	(1,713)	(5.4)	-	-	-	-
Hong Kong dollar	745	6.0	(745)	(6.0)	-	-	-	-
South African rand	662	7.5	(662)	(7.5)	-	-	-	-
Euro	514	6.3	(514)	(6.3)	-	-	-	-
Australian dollar	497	4.7	(497)	(4.7)	-	-	-	-
Canadian dollar	284	1.0	(284)	(1.0)	-	-	-	-
Colombian peso	265	12.5	(265)	(12.5)	-	-	-	-
New Zealand dollar	216	5.6	(216)	(5.6)	-	-	-	-
Malaysian ringgit	132	2.9	(132)	(2.9)	-	-	-	-
Moroccon dirham	110	4.5	(110)	(4.5)	-	-	-	-
Swiss francs	78	2.7	(78)	(0.4)	78	0.4	-	-
					(78)	(2.7)	-	-
Hungarian forints	49	9.0	(49)	(9.0)	-	-	-	-
Peruvian soles nuevos	46	6.6	(46)	(6.6)	-	-	-	-
Principal at face value	**17,348**		$ (1,447)		$ (260)		$ 15,641	
Less: Unamortized discounts, net	(593)							
Total market borrowings	**16,755**							
Fair value adjustments	(1,451)							
Carrying value of market borrowings	**$ 15,304**							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 4.9% at June 30, 2006 (3.3% - June 30, 2005). The weighted average remaining maturity of the Corporation's borrowings from market sources was 10.7 years at June 30, 2006 (11.6 years - June 30, 2005). Charges on borrowings for the year ended June 30, 2006, include $6 million of interest expense on secured borrowings.

Net fair value adjustments to the carrying value of market borrowings comprises $(668) million at June 30, 2006 ($(1,451) million - June 30, 2005) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $961 million and the net notional amount receivable from interest rate swaps of $333 million at June 30, 2006 ($1,447 million and $260 million - June 30, 2005), shown in the above table, are represented by currency and interest rate swap assets at fair value of $785 million and currency and interest rate swap liabilities at fair value of $(779) million ($1,270 million and $1,439 million - June 30, 2005), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2006		June 30, 2005	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.5	$ -	-
US dollar	30	6.4	53	6.4
Euro	-	-	2	8.1
Total borrowings outstanding from IBRD	$ 80		$ 55	

The weighted average remaining maturity of borrowings from IBRD was 7.5 years at June 30, 2006 (2.6 years - June 30, 2005). Charges on borrowings for the year ended June 30, 2006 includes $5 million ($5 million - year ended June 30, 2005; $8 million - year ended June 30, 2004) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2007 through June 30, 2011 and thereafter are summarized below (US$ millions):

	2007	2008	2009	2010	2011	Thereafter	Total
Borrowings from market sources	$ 1,843	$ 1,823	$ 1,279	$ 1,856	$ 1,280	$ 8,079	$ 16,160
Borrowings from IBRD	18	8	3	1	-	50	80
Total borrowings, gross	$ 1,861	$ 1,831	$ 1,282	$ 1,857	$ 1,280	$ 8,129	16,240
Less: Unamortized discounts, net							(605)
Fair value adjustments							(668)
Carrying value of borrowings							$ 14,967

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE J – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2006	June 30, 2005
Accrued charges on borrowings	$ 216	$ 247
Accrued charges on derivative instruments	282	268
Payables for purchases of securities	1,352	1,769
Secured borrowings	88	-
Accounts payable, accrued expenses and other liabilities	286	416
Deferred income	60	50
Total payables and other liabilities	$ 2,284	$ 2,750

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – CAPITAL TRANSACTIONS

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2006 ($1 million - June 30, 2005).

During the year ended June 30, 2006, no shares were subscribed and paid by member countries at a par value of $1,000 each (1,615 - year ended June 30, 2005; 720 - year ended June 30, 2004).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, the Corporation and the member may agree on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as the Corporation and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions, including payments in installments, at such times and in such available currency or currencies as the Corporation reasonably determines, taking into account the financial position of the Corporation. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

On August 7, 2006, the Board of Directors approved the designation of $230 million of the Corporation's retained earnings for the purposes of the funding mechanism for technical assistance and advisory services.

On August 7, 2006, the Board of Directors approved the designation of $150 million of the Corporation's retained earnings for the purposes of grants to IDA.

NOTE L – OTHER INCOME

Other income for the year ended June 30, 2006, predominantly comprises $20 million of fees collected from clients for expenses incurred by the Corporation, included in administrative expenses ($16 million - year ended June 30, 2005; $16 million - year ended June 30, 2004), $17 million of income from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004) and income under other reimbursable arrangements of $10 million ($13 million - year ended June 30, 2005; $10 million - year ended June 30, 2004).

NOTE M – TECHNICAL ASSISTANCE AND ADVISORY SERVICES

As of June 30, 2005, the Corporation had designated retained earnings in the amount of $350 million for TAAS. As of June 30, 2006, the Board of Directors has approved $280 million of proposed expenditures beginning in the year ended June 30, 2005 through the year ending June 30, 2011. Of the amount approved by the Board of Directors as of June 30, 2006, the Corporation has recognized expenditures of $55 million in the year ended June 30, 2006 and $38 million in the year ended June 30, 2005.

Prior to the year ended June 30, 2005, from time to time, the Board of Directors approved recommendations under which the Corporation contributed to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor-funded operations. During the year ended June 30, 2004, the Corporation contributed a total of $29 million to these facilities.

NOTE N – PERFORMANCE-BASED GRANTS

During the year ended June 30, 2006, the Corporation provided $35 million to IBRD's Global Partnership for Output Based Aid under a pilot phase approved by IFC's Board of Directors in March 2006, which has been recorded as an expense in the year ended June 30, 2006. Also under the pilot phase, IFC's Board of Directors has approved a further $30 million for a future performance-based small and medium-size enterprise initiative for Sub-Saharan Africa. No amounts have been expensed under this initiative in the year ended June 30, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O – NET (LOSSES) GAINS ON NON-TRADING FINANCIAL INSTRUMENTS

Net (losses) gains on non-trading financial instruments for the year ended June 30, 2006, June 30, 2005, and June 30, 2004, comprise (US$ millions):

	2006	2005	2004
Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ (63)	$ (48)	$ 65
Change in fair value of non-trading derivative instruments not designated as a hedge	(65)	112	(54)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(3)	(3)	(2)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	-	1	2
Net (losses) gains on non-trading financial instruments	**$ (131)**	**$ 62**	**$ 11**

Of the total net (losses) gains on non-trading financial instruments, unrealized losses of $182 million (gains of $44 million - year ended June 30, 2005; losses $26 million - year ended June 30, 2004) are attributable to borrowings and related derivatives transactions, unrealized gains of $51 million (gains $15 million - year ended June 30, 2005; gains $36 million - year ended June 30, 2004) are attributable to loans and related derivatives transactions, and unrealized gains of $0 million (gains $3 million - year ended June 30, 2005; gains $1 million - year ended June 30, 2004) are attributable to client risk management activities.

Upon the adoption of SFAS No. 133 on July 1, 2000, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No. 133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No. 133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2006 and June 30, 2005 are shown above; the expected release for the year ending June 30, 2007 is $0 million.

NOTE P – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2006 and June 30, 2005. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2006 and June 30, 2005 are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values of equity investments accounted for at cost less impairment were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Fair values of investments in LLPs and certain LLCs, other equity method investments and equity investments held by consolidated VIEs are not included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2006			June 30, 2005
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 20,594	$ -	$ 20,594	$ 22,781
Loans	10,817	441	11,258	10,396
Reserve against losses on loans	(898)	-	(898)	(989)
Net loans	9,919	441	10,360	9,407
Cost method equity investments	2,325	4,232	6,557	4,749
Derivative assets:				
Liquid asset portfolio-related	189	-	189	151
Loans-related	123	-	123	72
Borrowings-related	785	-	785	1,270
Client risk management-related	29	-	29	23
Equity-related	2	-	2	-
Total derivative assets	1,128	-	1,128	1,516
Nonfinancial assets, including equity method and consolidated investments	4,454	-	4,454	4,184
Total assets	$ 38,420	$ 4,673	$ 43,093	$ 42,637
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,805	$ -	$ 8,805	$ 9,321
Market and IBRD borrowings outstanding	14,967	-	14,967	15,361
Derivative liabilities:				
Liquid asset portfolio-related	344	-	344	733
Loans-related	135	-	135	139
Borrowings-related	779	-	779	1,439
Client risk management-related	28	-	28	21
Equity-related	2	-	2	-
Total derivative liabilities	1,288	-	1,288	2,332
Nonfinancial liabilities	2,284	-	2,284	2,750
Total liabilities	$ 27,344	$ -	$ 27,334	$ 29,764

	June 30, 2006			June 30, 2005
	Carrying amount	Fair value adjustments	Fair value	Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 5,550	$ 14	$ 5,564	$ 4,831

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes the Corporation's exposure in major currencies at June 30, 2006 and June 30, 2005 (US$ millions):

	June 30, 2006					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 17,718	$ 1,413	$ 89	$ 184	$ -	$ 19,404
Securities purchased under resale agreements	1,190	-	-	-	-	1,190
Loans disbursed and outstanding	8,255	1,498	45	1,013	6	10,817
Less: Reserve against losses on loans	(707)	(107)	(4)	(80)	-	(898)
Net loans	7,548	1,391	41	933	6	9,919
Equity investments	-	-	-	2,812	-	2,812
Total loans and equity investments disbursed and outstanding	7,548	1,391	41	3,745	6	12,731
Derivative assets	2,725	1,276	4,472	4,147	(11,492)	1,128
Receivables and other assets	3,658	91	88	130	-	3,967
Total assets	$ 32,839	$ 4,171	$ 4,690	$ 8,206	$ (11,486)	$ 38,420
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,064	$ 741	$ -	$ -	$ -	$ 8,805
Borrowings	6,681	468	4,177	4,309	(668)	14,967
Derivative liabilities	7,996	2,765	425	977	(10,875)	1,288
Payables and other liabilities	1,997	64	82	141		2,284
Total liabilities	$ 24,738	$ 4,038	$ 4,684	$ 5,427	$ (11,543)	$ 27,344

	June 30, 2005					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 14,020	$ 2,020	$ 199	$ 260	$ -	$ 16,499
Securities purchased under resale agreements	5,436	846	-	-	-	6,282
Loans disbursed and outstanding	8,075	1,193	26	668	11	9,973
Less: Reserve against losses on loans	(795)	(127)	(3)	(64)	-	(989)
Net loans	7,280	1,066	23	604	11	8,984
Equity investments	-	-	-	2,505	-	2,505
Total loans and equity investments disbursed and outstanding	7,280	1,066	23	3,109	11	11,489
Derivative assets	2,653	1,629	5,355	4,512	(12,633)	1,516
Receivables and other assets	3,477	69	106	122	-	3,774
Total assets	$ 32,866	$ 5,630	$ 5,683	$ 8,003	$ (12,622)	$ 39,560
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 7,845	$ 1,476	$ -	$ -	$ -	$ 9,321
Borrowings	6,823	508	5,013	4,466	(1,451)	15,359
Derivative liabilities	8,749	3,487	568	887	(11,359)	2,332
Payables and other liabilities	2,414	97	100	139	-	2,750
Total liabilities	$ 25,831	$ 5,568	$ 5,681	$ 5,492	$ (12,810)	$ 29,762

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2006, June 30, 2005, and June 30, 2004 is given below (US$ millions):

	2006			2005			2004		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans	$ 807	$ -	$ 807	$ 660	$ -	$ 660	$ 518	$ -	$ 518
Income from liquid asset trading activities	-	444	444	-	358	358	-	177	177
Charges on borrowings	(343)	(260)	(603)	(151)	(158)	(309)	(41)	(100)	(141)
Income from equity investments	1,228	-	1,228	1,365	-	1,365	658	-	658
(Provision for) release of provision for losses on loans and guarantees	(15)	-	(15)	261	-	261	103	-	103
Service fees	52	-	52	41	-	41	41	-	41
Administrative expenses	(430)	(6)	(436)	(397)	(6)	(403)	(354)	(6)	(360)
Other income (expense)	22	-	22	18	-	18	(14)	-	(14)
Income before expenditures for TAAS, PBG and net (losses) gains on non-trading financial instruments	**1,321**	**178**	**1,499**	**1,797**	**194**	**1,991**	**911**	**71**	**982**
Expenditures for TAAS	(55)	-	(55)	(38)	-	(38)	-	-	-
Expenditures for PBG	(35)	-	(35)	-	-	-	-	-	-
Net (losses) gains on non-trading financial instruments	49	(180)	(131)	18	44	62	37	(26)	11
Net income	**$ 1,280**	**$ (2)**	**$ 1,278**	**$ 1,777**	**$ 238**	**$ 2,015**	**$ 948**	**$ 45**	**$ 993**

Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTE S – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Corporation, IBRD, and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP), and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

The Corporation uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect the Corporation's respective share of the costs, assets, and liabilities of the plans.

All costs, assets, and liabilities associated with these plans are allocated between the Corporation, IBRD, and MIGA based upon their employees' respective contributions to the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The Corporation, IDA, and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to the Corporation for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004 (US$ millions):

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Benefit cost									
Service cost	$ 59	$ 48	$ 43	$ 9	$ 6	$ 5	$ 2	$ 2	$ 2
Interest cost	101	100	84	8	7	5	2	1	1
Expected return on plan assets	(157)	(145)	(122)	(10)	(8)	(6)	-	-	-
Amortization of prior service cost	1	3	3	-	-	-	-	-	-
Amortization of unrecognized net loss (gain)	9	-	3	4	2	2	-	-	-
Net periodic pension cost	$ 13	$ 6	$ 11	$ 11	$ 7	$ 6	$ 4	$ 3	$ 3

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

For the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, expenses for these plans of $28 million, $16 million and $20 million, respectively, were allocated to IFC. The Corporation's net expense for these plans reported in the consolidated income statement was $28 million, $14 million, and $19 million for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004, respectively.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for the Corporation for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Projected Benefit Obligation									
Beginning of year	$ 1,631	$ 1,392	$ 1,269	$ 162	$ 103	$ 91	$ 23	$ 15	$ 12
Service cost	59	48	43	9	6	5	2	2	2
Interest cost	101	100	84	8	7	5	2	1	1
Employee contributions	15	14	13	1	2	1	-	-	-
Benefits paid	(51)	(68)	(56)	(4)	(6)	(5)	(2)	(2)	(1)
Actuarial (gain) loss	(403)	145	39	(15)	50	6	9	7	1
End of year	1,352	1,631	1,392	161	162	103	34	23	15
Fair value of plan assets									
Beginning of year	$ 1,670	$ 1,592	$ 1,328	$ 118	$ 99	$ 80	$ -	$ -	$ -
Employee contributions	15	14	13	1	2	1	-	-	-
Actual return on assets	205	88	284	11	15	16	-	-	-
Employer contributions	53	44	23	16	8	7	-	-	-
Benefits paid	(51)	(68)	(56)	(4)	(6)	(5)	-	-	-
End of year	1,892	1,670	1,592	142	118	99	-	-	-
Funded status									
Plan assets in excess of (less than) projected benefit obligation	$ 540	$ 39	$ 200	$ 19	$ (44)	$ (4)	$ (34)	$ (23)	$ (15)
Unrecognized net (gain) loss from past experience different from changes in assumptions	(202)	258	57	43	62	21	15	6	(1)
Unrecognized prior service cost	10	11	14	-	-	-	1	-	-
Prepaid (accrued) pension cost	$ 348	$ 308	$ 271	$ 24	$ 18	$ 17	$ (18)	$ (17)	$ (16)
Accumulated benefit obligation	$ 1,024	$ 1,255	$ 1,008	$ 161	$ 162	$ 103	$ 28	$ 20	$ 13

The prepaid SRP cost was $348 million at June 30, 2006 ($308 million - June 30, 2005) and the prepaid RSBP cost was $24 million at June 30, 2006 ($18 million - June 30, 2005). These amounts are included in Receivables and other assets on the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2006, June 30, 2005, and June 30, 2004:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25	6.25
Rate of compensation increase	6.80	5.90	6.40						
Health care growth rates -at end of fiscal year				7.60	6.80	7.30			
Ultimate health care growth rate				5.00	4.25	4.75			
Year in which ultimate rate is reached				2012	2012	2012			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	5.25	6.25	5.75	5.25	6.25	5.75	5.25	6.25	5.75
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	7.75			
Rate of compensation increase	5.90	6.40	5.40						
Health care growth rates -at end of fiscal year				6.80	7.30	6.10			
-to year 2012 and thereafter				4.25	4.75	3.75			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$ 4	$ (3)
Effect on postretirement benefit obligation	33	(27)

Investment Strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the weighted-average asset allocation at June 30, 2006 and June 30, 2005, and the respective target allocation by asset category for the SRP and RSBP (%):

	SRP			RSBP		
	Target Allocation 2006	% of Plan Assets		Target Allocation 2006	% of Plan Assets	
		2006	2005		2006	2005
Asset Class						
Fixed Income	40%	40%	40%	30%	30%	31%
Public Equity	35	35	40	30	33	37
Alternative Investments	25	25	20	40	37	32
Total	100%	100%	100%	100%	100%	100%
Alternative Investments include:						
Private Equity	up to 12%	8.3%	7.1%	up to 28%	12.3%	11.2%
Real Estate	up to 8%	4.7	4.0	up to 18%	4.1%	3.7
Hedge Funds	up to 12%	12.0	8.7	up to 23%	20.5%	16.8

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2006 (US$ millions):

	SRP	RSBP	PEBP
July 1, 2006 - June 30, 2007	$48	$3	$3
July 1, 2007 - June 30, 2008	54	3	3
July 1, 2008 - June 30, 2009	61	4	3
July 1, 2009 - June 30, 2010	66	4	3
July 1, 2010 - June 30, 2011	71	5	4
July 1, 2011 - June 30, 2015	452	35	22

Expected Contributions

The Corporation's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for the Corporation during the fiscal year beginning July 1, 2006 is $25 million and $9 million, respectively.

NOTE T – SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. The Corporation makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2006, were $23 million ($25 million - year ended June 30, 2005; $21 million - year ended June 30, 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE U – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors that are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it, including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2006		June 30, 2005	
	Total fiduciary assets	Number of active funds	Total fiduciary assets	Number of active funds
Executed by the Corporation	$ 420	715	$ 287	612
Executed by the recipient	-	-	-	-
Total	$ 420	715	$ 287	612

NOTE V – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

NOTE W – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

The Corporation has identified seven VIEs in which the Corporation is deemed to be the primary beneficiary at June 30, 2006.

Four of the VIEs have been consolidated into IFC's financial statements as of June 30, 2006. One consolidated VIE is in the Finance and Insurance sector in the Latin America and Caribbean region. Three consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which the Corporation is deemed to be the primary beneficiary have not been consolidated into IFC's financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $12 million.

As a result of the consolidation of the four investments described above, IFC's consolidated balance sheet at June 30, 2006 includes additional assets of $6 million in equity investments ($0 million - June 30, 2005), $3 million in receivables and other assets ($131 million - June 30, 2005), and additional liabilities of $2 million in payables and other liabilities ($131 million - June 30, 2005).

Other income for the year ended June 30, 2006 includes $17 million of income from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004) and other expense includes $10 million of expenses from consolidated entities ($5 million - year ended June 30, 2005; $0 million - year ended June 30, 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation has identified fourteen investments in VIEs in which the Corporation is not the primary beneficiary but in which it is deemed to hold significant variable interests. The Corporation's total investment in and maximum exposure to loss to these entities, comprising both disbursed amounts and amounts committed but not yet disbursed balances, was $108 million at June 30, 2006. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

	June 30, 2006		
	Loans	Equity investments	Total
Latin America and Caribbean	$ 23	$ 21	$ 44
Asia	10	11	21
Europe and Central Asia	7	3	10
Sub-Saharan Africa	-	5	5
Middle East and North Africa	2	-	2
Other	-	26	26
Total VIE investments	$ 42	$ 66	$ 108

	June 30, 2006		
	Loans	Equity investments	Total
Collective investment vehicles	$ -	$ 51	$ 51
Finance and insurance	15	12	27
Agriculture and forestry	10	-	10
Food and beverages	8	-	8
Accommodation and tourism services	7	-	7
Oil, gas and mining	-	3	3
Textiles, apparel and leather	2	-	2
Total VIE investments	$ 42	$ 66	$ 108

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $602 million.

NOTE X – MATERIAL TRANSACTION

On December 21, 2005, the Corporation entered into an agreement to sell its shares in Banca Comerciala Romana S.A. (BCR). The agreement includes provisions that may result in the termination of the agreement prior to closing. In addition, IFC has entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction did not close by June 30, 2006. Should the transaction close in accordance with the agreement, IFC would expect to recognize a significant capital gain in the year ending June 30, 2007, in the range of $669 million to $841 million (based on June 30, 2006 exchange rates).

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

President and Board of Governors
International Finance Corporation

We have audited the accompanying consolidated balance sheets of the International Finance Corporation as of June 30, 2006 and 2005, including the consolidated statements of capital stock and voting power as of June 30, 2006 and the related consolidated statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the International Finance Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 7, 2006

International Finance Corporation

Reporting To SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Jun 30, 2006

New Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
06_44XXXXX	AUD	10,000,000.02	7,394,500.01	9.00	19-Jun-06
Total for Currency	**AUD**	**10,000,000.02**	**7,394,500.01**		
06_36XXXXX	EUR	24,500,000.00	31,373,475.00	3.16	17-May-06
Total for Currency	**EUR**	**24,500,000.00**	**31,373,475.00**		
06_27XXXXX	JPY	500,000,000.00	4,365,096.69	0.00	27-Apr-06
06_28XXXXX	JPY	1,000,000,000.00	8,777,704.63	3.70	09-May-06
06_29XXXXX	JPY	500,000,000.00	4,248,449.32	4.30	24-Apr-06
06_30XXXXX	JPY	500,000,000.00	4,346,125.43	3.70	26-Apr-06
06_32XXXXX	JPY	1,200,000,000.00	10,754,133.62	4.00	11-May-06
06_33XXXXX	JPY	700,000,000.00	6,392,402.17	3.70	16-May-06
06_37XXXXX	JPY	500,000,000.00	4,446,618.35	3.00	24-May-06
06_38XXXXX	JPY	1,000,000,000.00	8,978,675.65	3.50	25-May-06
06_39XXXXX	JPY	500,000,000.00	4,432,034.75	5.00	06-Jun-06
06_40XXXXX	JPY	500,000,000.00	4,421,452.89	5.50	05-Jun-06
06_41XXXXX	JPY	500,000,000.00	4,449,784.19	4.30	08-Jun-06
06_42XXXXX	JPY	600,000,000.00	5,233,547.04	6.74	15-Jun-06
06_43XXXXX	JPY	500,000,000.00	4,361,289.20	4.00	15-Jun-06
Total for Currency	**JPY**	**8,500,000,000.00**	**75,207,313.90**		
06_31XXXXX	USD	5,555,555.60	5,555,555.60	0.00	27-Apr-06
06_34XXXXX	USD	1,000,000,000.00	1,000,000,000.00	5.13	02-May-06
06_35XXXXX	USD	80,000,000.00	80,000,000.00	0.00	05-May-06
Total for Currency	**USD**	**1,085,555,555.60**	**1,085,555,555.60**		
TOTAL NEW MARKET BORROWINGS			**1,199,530,844.52**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

04_102XXXX	HUF	10,000,000,000.00	49,165,419.46	9.00	01-Jun-06
Total for Currency	**HUF**	**10,000,000,000.00**	**49,165,419.46**		
02_11_B1XX	JPY	1,100,000,000.00	9,594,836.23	0.00	15-Jun-06
Total for Currency	**JPY**	**1,100,000,000.00**	**9,594,836.23**		
01_93XXXXX	USD	1,000,000,000.00	1,000,000,000.00	5.25	02-May-06
Total for Currency	**USD**	**1,000,000,000.00**	**1,000,000,000.00**		
05_12_B1XX	ZAR	430,000,000.00	65,486,389.90	7.00	30-May-06
05_13_B1XX	ZAR	380,000,000.00	56,317,155.20	8.00	08-Jun-06
Total for Currency	**ZAR**	**810,000,000.00**	**121,803,545.10**		
TOTAL MATURED MARKET BORROWINGS			**1,180,563,800.80**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	15-Jun-06
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	15-May-06
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	15-May-06
004210_05X	USD	357,180.00	357,180.00	5.56	15-Jun-06
004210_07X	USD	313,000.00	313,000.00	5.72	15-Jun-06
Total for Currency	**USD**	**9,717,798.00**	**9,717,798.00**		
TOTAL MATURED IBRD BORROWINGS			**9,717,798.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Mar 31, 2006

New Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
06_14XXXXX	CHF	13,000,000.00	10,182,103.00	1.40	12-Jan-06
Total for Currency	**CHF**	**13,000,000.00**	**10,182,103.00**		
06_15XXXXX	JPY	500,000,000.00	4,304,037.19	3.20	10-Jan-06
06_16XXXXX	JPY	500,000,000.00	4,382,312.98	5.85	11-Jan-06
06_17XXXXX	JPY	500,000,000.00	4,382,312.98	3.90	11-Jan-06
06_18XXXXX	JPY	1,000,000,000.00	8,540,803.69	0.00	27-Feb-06
06_19XXXXX	JPY	600,000,000.00	5,073,567.15	0.00	16-Mar-06
06_21XXXXX	JPY	1,000,000,000.00	8,570,081.84	0.00	23-Mar-06
06_23XXXXX	JPY	1,000,000,000.00	8,536,429.21	3.00	27-Mar-06
06_26XXXXX	JPY	1,100,000,000.00	9,307,441.72	4.00	28-Mar-06
Total for Currency	**JPY**	**6,200,000,000.00**	**53,096,986.77**		
06_20XXXXX	USD	21,250,000.00	21,250,000.00	10.00	22-Mar-06
06_22XXXXX	USD	80,000,000.00	80,000,000.00	0.00	16-Mar-06
06_24XXXXX	USD	12,500,000.00	12,500,000.00	0.00	29-Mar-06
06_25XXXXX	USD	14,285,714.30	14,285,714.30	4.00	22-Mar-06
Total for Currency	**USD**	**128,035,714.30**	**128,035,714.30**		
TOTAL NEW MARKET BORROWINGS			**191,314,804.07**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

04_03_B2XX	CAD	40,000,000.00	34,154,463.56	1.00	28-Mar-06
Total for Currency	**CAD**	**40,000,000.00**	**34,154,463.56**		
03_124XXXX	HKD	500,000,000.00	64,500,732.08	2.80	17-Jan-06
Total for Currency	**HKD**	**500,000,000.00**	**64,500,732.08**		
00_65_B1XX	JPY	1,200,000,000.00	10,147,134.29	0.00	16-Mar-06
01_28_B1XX	JPY	1,000,000,000.00	8,520,064.75	7.05	16-Feb-06
01_39_B1XX	JPY	2,000,000,000.00	16,869,807.26	0.00	06-Feb-06
01_65_B1XX	JPY	2,000,000,000.00	16,931,933.63	0.00	15-Feb-06
01_67_B1XX	JPY	1,000,000,000.00	8,540,803.69	0.00	27-Feb-06
01_68_B1XX	JPY	1,500,000,000.00	12,811,205.53	0.00	27-Feb-06
01_74_B1XX	JPY	1,000,000,000.00	8,524,422.47	0.00	13-Mar-06
01_75_B1XX	JPY	1,100,000,000.00	9,249,527.01	0.00	15-Mar-06
02_105_B1X	JPY	1,000,000,000.00	8,536,429.21	0.00	27-Mar-06
02_108_B1Y	JPY	1,200,000,000.00	10,243,715.05	0.00	27-Mar-06
02_18_B1XX	JPY	4,200,000,000.00	36,666,812.17	4.00	17-Jan-06
02_53_B1XX	JPY	1,200,000,000.00	10,243,715.05	0.00	27-Mar-06
02_94_B1XX	JPY	5,000,000,000.00	43,176,028.67	0.00	30-Jan-06
03_102_B1X	JPY	1,300,000,000.00	11,097,357.98	0.00	27-Mar-06
03_104_B1X	JPY	1,300,000,000.00	11,097,357.98	0.00	27-Mar-06
03_61_B1XX	JPY	1,000,000,000.00	8,536,429.21	0.00	27-Mar-06
03_78_B1XX	JPY	1,000,000,000.00	8,536,429.21	0.00	27-Mar-06
98_16XXXXX	JPY	800,000,000.00	6,998,818.95	3.00	12-Jan-06
Total for Currency	**JPY**	**28,800,000,000.00**	**246,727,992.12**		
02_49_B1XX	USD	20,000,000.00	20,000,000.00	0.00	09-Mar-06
02_63_B1XX	USD	22,000,000.00	22,000,000.00	0.00	08-Mar-06
05_07_B1XX	USD	20,000,000.00	20,000,000.00	5.59	29-Mar-06
Total for Currency	**USD**	**62,000,000.00**	**62,000,000.00**		
TOTAL MATURED MARKET BORROWINGS			**407,383,187.77**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Mar-06
004210_04X	USD	312,500.00	312,500.00	5.58	03-Jan-06
004210_06X	USD	222,000.00	222,000.00	5.58	17-Jan-06
Total for Currency	**USD**	**1,724,976.00**	**1,724,976.00**		
TOTAL MATURED IBRD BORROWINGS			**1,724,976.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Dec 31, 2005

New Market Borrowings

06_09XXXXX	CNY	1,130,000,000.00	139,714,882.73	3.40	14-Oct-05
Total for Currency	**CNY**	**1,130,000,000.00**	**139,714,882.73**		
06_07XXXXX	JPY	1,000,000,000.00	8,635,578.58	2.50	20-Oct-05
06_08XXXXX	JPY	500,000,000.00	4,326,569.46	4.00	24-Oct-05
06_10XXXXX	JPY	500,000,000.00	4,230,476.35	2.01	15-Nov-05
06_11XXXXX	JPY	1,000,000,000.00	8,419,989.05	10.00	28-Nov-05
06_13XXXXX	JPY	1,100,000,000.00	9,136,212.62	5.00	12-Dec-05
Total for Currency	**JPY**	**4,100,000,000.00**	**34,748,826.08**		
06_12XXXXX	NZD	100,000,000.00	68,590,000.00	7.00	21-Nov-05
Total for Currency	**NZD**	**100,000,000.00**	**68,590,000.00**		
TOTAL NEW MARKET BORROWINGS			**243,053,708.80**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
99_10_B3XX	EUR	57,096,892.47	66,714,864.01	5.00	21-Nov-05
99_26_B6XX	EUR	8,275,000.00	10,053,711.25	4.87	01-Nov-05
Total for Currency	**EUR**	**65,371,892.47**	**76,768,575.26**		
01_59XXXXX	HKD	1,000,000,000.00	128,971,516.64	7.08	28-Nov-05
Total for Currency	**HKD**	**1,000,000,000.00**	**128,971,516.64**		
02_65_B1XX	JPY	5,000,000,000.00	42,091,088.65	0.00	21-Nov-05
03_101_B1X	JPY	1,000,000,000.00	8,653,138.93	0.00	24-Oct-05
03_103_B1X	JPY	1,100,000,000.00	9,528,346.83	0.00	28-Oct-05
03_105_B1X	JPY	1,000,000,000.00	8,497,981.73	0.00	08-Nov-05
03_106_B1X	JPY	1,000,000,000.00	8,667,388.95	0.00	31-Oct-05
03_108_B1X	JPY	1,000,000,000.00	8,553,222.43	4.90	07-Nov-05
03_111_B1X	JPY	1,500,000,000.00	12,742,641.12	4.50	14-Nov-05
03_112_B1X	JPY	1,000,000,000.00	8,418,217.73	0.00	21-Nov-05
03_19_B1XX	JPY	1,700,000,000.00	14,119,601.33	3.97	12-Dec-05
03_80_B1XX	JPY	1,000,000,000.00	8,816,398.50	0.00	11-Oct-05
03_99_B1XX	JPY	1,100,000,000.00	9,520,100.39	0.00	21-Oct-05
04_15_B1XX	JPY	1,000,000,000.00	8,581,112.97	0.70	22-Dec-05
Total for Currency	**JPY**	**17,400,000,000.00**	**148,189,239.56**		
04_18_B2XX	USD	21,000,000.00	21,000,000.00	1.00	16-Nov-05
Total for Currency	**USD**	**21,000,000.00**	**21,000,000.00**		
TOTAL MATURED MARKET BORROWINGS			**374,929,331.46**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003785_01X	EUR	1,175,124.74	1,427,717.80	8.08	01-Nov-05
Total for Currency	**EUR**	**1,175,124.74**	**1,427,717.80**		
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	15-Dec-05
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	15-Nov-05
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	15-Nov-05
004210_05X	USD	357,140.00	357,140.00	5.56	15-Dec-05
004210_07X	USD	317,000.00	317,000.00	5.72	15-Dec-05
Total for Currency	**USD**	**9,721,758.00**	**9,721,758.00**		
TOTAL MATURED IBRD BORROWINGS			**11,149,475.80**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Sep 30, 2005

New Market Borrowings

06_01XXXXX	JPY	500,000,000.00	4,568,504.73	5.60	16-Aug-05
06_02XXXXX	JPY	600,000,000.00	5,482,205.67	3.00	16-Aug-05
06_04XXXXX	JPY	500,000,000.00	4,562,251.93	5.81	06-Sep-05
06_05XXXXX	JPY	500,000,000.00	4,548,762.74	4.70	14-Sep-05
06_06XXXXX	JPY	500,000,000.00	4,508,159.77	0.00	15-Sep-05
Total for Currency	**JPY**	**2,600,000,000.00**	**23,669,884.84**		
06_03XXXXX	ZAR	700,000,000.00	108,443,069.00	6.85	18-Aug-05
Total for Currency	**ZAR**	**700,000,000.00**	**108,443,069.00**		
TOTAL NEW MARKET BORROWINGS			**132,112,953.84**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

New IBRD Borrowings

047970_01X	SAR	187,500,000.00	50,000,000.00	4.46	07-Jul-05
Total for Currency	**SAR**	**187,500,000.00**	**50,000,000.00**		
TOTAL NEW IBRD BORROWINGS			**50,000,000.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
03_35XXXXX	AUD	111,000,000.00	84,354,450.00	5.29	27-Jul-05
Total for Currency	**AUD**	**111,000,000.00**	**84,354,450.00**		
03_34XXXXX	EUR	6,000,000.00	7,239,300.00	3.69	27-Jul-05
Total for Currency	**EUR**	**6,000,000.00**	**7,239,300.00**		
01_45_B1XX	JPY	1,000,000,000.00	8,989,976.18	0.00	26-Sep-05
01_54_B1XX	JPY	1,000,000,000.00	8,906,702.29	4.50	20-Jul-05
02_13_B1XX	JPY	1,600,000,000.00	14,420,260.47	4.50	05-Jul-05
03_06_B1XX	JPY	1,500,000,000.00	13,575,274.90	4.40	23-Aug-05
03_38_B1XX	JPY	1,000,000,000.00	8,972,633.47	7.79	15-Jul-05
03_41_B1XX	JPY	1,800,000,000.00	15,942,606.62	10.32	22-Jul-05
03_46_B1XX	JPY	1,000,000,000.00	8,884,150.68	6.20	29-Jul-05
03_47_B1XX	JPY	2,800,000,000.00	25,123,373.71	0.00	08-Aug-05
03_49_B1XX	JPY	2,000,000,000.00	18,027,762.75	7.21	12-Aug-05
03_50_B1XX	JPY	1,000,000,000.00	9,013,881.38	7.68	12-Aug-05
03_53_B1XX	JPY	4,400,000,000.00	39,479,587.26	0.00	08-Aug-05
03_55_B1XX	JPY	1,000,000,000.00	9,058,381.27	14.00	22-Aug-05
03_57_B1XX	JPY	1,600,000,000.00	14,513,786.78	0.00	15-Aug-05
03_64_B1XX	JPY	1,100,000,000.00	10,021,865.89	0.00	19-Aug-05
03_66_B1XX	JPY	2,200,000,000.00	19,910,403.19	0.00	23-Aug-05
03_67_B1XX	JPY	1,000,000,000.00	9,042,408.90	0.00	12-Sep-05
03_76_B1XX	JPY	1,100,000,000.00	9,888,973.79	0.00	26-Sep-05
96_01XXXXX	JPY	10,000,000,000.00	90,460,898.28	4.72	31-Aug-05
96_03XXXXX	JPY	2,000,000,000.00	17,768,301.35	3.87	29-Jul-05
Total for Currency	**JPY**	**39,100,000,000.00**	**352,001,229.14**		
02_20_B1XX	USD	30,000,000.00	30,000,000.00	7.14	25-Jul-05
02_27_B1XX	USD	88,000,000.00	88,000,000.00	7.49	15-Aug-05
03_33XXXXX	USD	27,000,000.00	27,000,000.00	3.31	27-Jul-05
04_10_B3XX	USD	20,000,000.00	20,000,000.00	1.00	12-Jul-05
05_05_B1XX	USD	15,000,000.00	15,000,000.00	5.87	19-Aug-05
Total for Currency	**USD**	**180,000,000.00**	**180,000,000.00**		
TOTAL MATURED MARKET BORROWINGS			**623,594,979.14**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Sep-05
004210_04X	USD	312,500.00	312,500.00	5.58	01-Jul-05
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jul-05
Total for Currency	**USD**	**1,724,976.00**	**1,724,976.00**		
TOTAL MATURED IBRD BORROWINGS			**1,724,976.00**		

IFC | International Finance Corporation
World Bank Group

RECEIVED

July 20, 2006

Federal Reserve Bank of New York
East Rutherford Operations Center
100 Orchard Street
East Rutherford, NJ 07073

Attention: Fiscal Agency Services

International Finance Corporation ("Fiscal Principal") hereby agrees, as consideration for the provision of fiscal agency services, to the terms and conditions of the Uniform Fiscal Agency Agreement, effective as of July 20, 2006, together with the Annexes thereto and as each may be amended, restated, superseded, or otherwise modified from time to time (the "UFAA").

Fiscal Principal represents and warrants that (i) it has the power and authority, and the legal right, to make, deliver and perform the UFAA, (ii) it has taken all necessary organizational action to authorize the execution, delivery and performance of the UFAA; (iii) no authorization or consent of, filing with or notice to, or other act by or in respect of, any governmental authority or any other person is required in connection with the execution, delivery, performance, validity or enforceability of the UFAA; (iv) the UFAA has been duly executed and delivered on behalf of Fiscal Principal; and (v) the UFAA constitutes a legal, valid and binding obligation of Fiscal Principal.

Attached as Appendix A hereto is a listing of Fiscal Principal's address for service of process and contact information for notices. Attached as Appendix B hereto is a listing of agreements superseded by the UFAA.

To the extent any terms of this Letter of Agreement are inconsistent with any other terms of the UFAA, this Letter of Agreement governs.

INTERNATIONAL FINANCE ORPORATION

By: ______________________
Name: Mark Spindel
Title: Acting Vice President Finance and Treasurer

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 473-1000 • Facsimile: (202) 477-6391

APPENDIX A
To Letter of Agreement

ADDRESS FOR SERVICE OF PROCESS:

INTERNATIONAL FINANCE COPORATION
2121 Pennsylvania Ave. N.W.
Washington, DC 20433

Attn: Vice President Finance and Treasurer

ADDRESS FOR NOTICES:

INTERNATIONAL FINANCE COPORATION
2121 Pennsylvania Ave. N.W.
Washington, DC 20433

Attn: Vice President Finance and Treasurer

Telefax: 202-974-4793

APPENDIX B

SUPERSEDED AGREEMENTS

Fiscal Agency Agreement between Federal Reserve Bank of New York and International Finance Corporation dated as of November 18, 1991

FINAL
EFFECTIVE JULY 20, 2006

UNIFORM FISCAL AGENCY AGREEMENT

(International Organizations)

UNIFORM FISCAL AGENCY AGREEMENT

TABLE OF CONTENTS

1.0 SCOPE AND EFFECT

1.1 This Uniform Fiscal Agency Agreement, together with the Annexes hereto and the Letter of Agreement referred to in Section 1.3 below and as each may be amended, restated, superseded, or otherwise modified from time to time (the "UFAA"), sets forth the terms under which the Federal Reserve Bank of New York ("FRBNY") shall provide fiscal agency or similar services to an entity desiring such services and as to which FRBNY is authorized to provide such services (such entity is referred to herein as a "Fiscal Principal").

1.2 This UFAA applies to "Obligations," which are defined for the purposes of this UFAA as instruments, bonds, securities, certificates and any other direct, guaranteed or guarantee obligations of Fiscal Principal, either (i) issued by Fiscal Principal after the Effective Date and as to which Fiscal Principal requests FRBNY to provide fiscal agency services or, (ii) to the extent FRBNY or the Federal Reserve Banks act as fiscal agent as of the Effective Date with respect thereto, issued by Fiscal Principal prior to the Effective Date. Obligations may be in book-entry or definitive form. Obligations issued after the Effective Date shall be issued in book-entry form, unless expressly requested otherwise by Fiscal Principal.

1.3 By signing the Letter of Agreement, substantially in the form attached hereto as Annex A, Fiscal Principal agrees to the provisions of this UFAA.

1.4 This UFAA supersedes, as of the Effective Date, any prior agreement between Fiscal Principal and FRBNY or the Federal Reserve Banks, whether written or otherwise, concerning the subject matter of this UFAA, including fiscal agency agreements and related account agreements through which fiscal agency services were provided. Those superseded agreements are specified in the Letter of Agreement signed by Fiscal Principal. There are no promises, undertakings, representations or warranties by FRBNY relative to the subject of this UFAA that are not expressly set forth or referred to herein.

1.5 "Effective Date" shall mean July 20, 2006.

2.0 APPOINTMENT OF FISCAL AGENT

Fiscal Principal hereby appoints FRBNY as its fiscal agent with respect to Obligations and FRBNY hereby accepts such appointment.

3.0 FISCAL AGENCY

3.1 Issuance of Obligations

3.1.1 With regard to any proposed issuance of Obligations after the Effective Date that have characteristics not materially different from those for which FRBNY has previously agreed to act as fiscal agent, Fiscal Principal shall provide FRBNY with the terms of the proposed issue as early as

practicable.

- For purposes of this UFAA, "materially different" shall mean having characteristics, such as payment days, terms or calculations, so different from those of any then-currently outstanding Obligations as would involve hardware or software modifications by FRBNY that would require significant advance preparation.

- For purposes of this UFAA, "business day" means any day FRBNY is open and conducting all or substantially all of its business, but excludes a Saturday, Sunday or Federal public holiday.

3.1.2 With regard to any proposed issuance of Obligations after the Effective Date that have characteristics materially different (as defined above) from those for which FRBNY has previously agreed to act as fiscal agent, Fiscal Principal shall provide FRBNY with the terms of the proposed issue as early as practicable.

3.1.3 Upon receipt of notice of an issuance of Obligations from Fiscal Principal, FRBNY shall promptly process such issue, it being understood that advance notice of less than 2 business days, in the case of Section 3.1.1, or of less than 60 calendar days, in the case of Section 3.1.2, may compromise FRBNY's ability to process the issue by the proposed issuance date, though FRBNY will use its best efforts to do so.

3.2 Payments in Respect of Obligations

3.2.1 Payments

- Factor Notice. If applicable, in connection with mortgage-backed Obligations or any other Obligation the payments in respect of which are calculated using factors, Fiscal Principal shall give prior notice to FRBNY of the factor schedule for an upcoming payment in respect of Obligations ("Factor Notice"). The form, content and timing of the Factor Notice shall be reasonably satisfactory to FRBNY. Absent notice to the contrary from FRBNY, Fiscal Principal shall send the Factor Notice to FRBNY no later than 1 business day before a payment subject to such Factor Notice is to be made. Absent receipt of a timely Factor Notice, FRBNY will not be obligated to process any payment as provided under Section 3.2.2.

  - Fiscal Principal shall submit a Factor Notice in respect of a floating rate Obligation no later than 3 business days before a payment subject to such notice is to be made, or otherwise in accordance with the practice

between the parties prior to the Effective Date.

- Payment Pattern. Fiscal Principal shall give FRBNY prior notice of the payment pattern, which shall specify the payment path and priority of payment and/or increments, if applicable, for any upcoming payment or payments in respect of Obligations ("Payment Pattern"). FRBNY and Fiscal Principal will agree as to the form of the Payment Pattern notice. Fiscal Principal need only submit one Payment Pattern, which will be effective for all subsequent payments unless a new Payment Pattern is submitted. A new Payment Pattern will be effective for payments to be made 60 calendar days after FRBNY receives the new Payment Pattern.

- Payment Instruction. Based on the Factor Notice, if applicable, and the Payment Pattern, FRBNY shall calculate the amount and other details concerning the principal payments (including early principal redemption), redemption amounts, or interest payments (together, "Payments") coming due or otherwise to be made by Fiscal Principal, including the date such Payments are to be made ("Payment Date"). This calculation shall be deemed the "Payment Instruction."

    - To the extent consistent with practice prior to the Effective Date, FRBNY shall promptly provide the Payment Instruction to Fiscal Principal, which shall confirm the Payment Instruction to FRBNY prior to the Payment Date. This confirmation shall be by telephone, electronic mail, SWIFT message, facsimile, or such other manner agreed by the parties.

3.2.2 On each Payment Date, pursuant to the Payment Instruction, FRBNY shall draw upon one or more funder (principal and interest) accounts of Fiscal Principal ("Funder (P&I) Accounts"), maintained on the books and records of FRBNY as an account for Fiscal Principal, as instructed by Fiscal Principal pursuant to Section 3.2.1. to effect the Payments scheduled on that Payment Date.

3.2.3 FRBNY shall not be obligated to act on a Payment Instruction unless and until such time as actually and finally collected funds available to make Payment (or portion of any Payment, as specified in the Payment Pattern) have been credited to such Funder (P&I) Account(s), provided that such time is not later than 4:00 p.m. ET on such Payment Date. FRBNY shall process a Payment (or portion of a Payment, as specified in the Payment Pattern) on a Payment Date only when an amount sufficient to make Payment (or portion of any Payment, as specified in the Payment Pattern) has been credited to such Funder (P&I) Account(s).

3.2.4 If on any day other than a Payment Date, Fiscal Principal will fund any of

its accounts (including but not limited to Funder (P&I) Accounts) maintained at FRBNY such that the aggregate amount of funds credited to such account(s) at the end of such day and overnight will be substantially in excess of the amounts normally left uninvested overnight by Fiscal Principal in accounts maintained at FRBNY, then Fiscal Principal shall so notify FRBNY as soon as possible but in no event later than 10:00 a.m. ET on such day. This notice will minimize the disruption to FRBNY's implementation of United States' monetary policy and the conduct of open market operations. If Fiscal Principal will be investing those funds overnight in an FRBNY-offered investment facility such as the repo pool, then no notice under this section of the UFAA is required; however, Fiscal Principal should instead follow the notice and other requirements in the standard terms and conditions governing or other procedures concerning the Fiscal Principal's corporate account and investment options with FRBNY.

3.2.5 Notwithstanding any other provision of this UFAA, FRBNY shall not be obligated to act in a manner inconsistent with the Federal Reserve Policy on Payments System Risk issued by the Board of Governors of the Federal Reserve System.

3.2.6 Payment may be made by FRBNY on behalf of Fiscal Principal by check at Fiscal Principal's request. If any Payment is so made, FRBNY will mail such check on the Payment Date, unless otherwise requested by Fiscal Principal. If any such Payment is to be mailed in advance of the Payment Date, Fiscal Principal shall deposit the amount required for such Payment in the appropriate Funder (P&I) Account prior to the time FRBNY will debit the account in order to issue the check, which shall be 4:00 p.m. ET on the mailing date, unless FRBNY notifies Fiscal Principal otherwise.

3.2.7 Any deposit in Fiscal Principal's Funder (P&I) Account(s) shall be a general deposit and shall not be deemed to be held in trust for or on account of the holders of the Obligations. Other than pursuant to a Payment Instruction, a deposit in Fiscal Principal's Funder (P&I) Account(s) may not be withdrawn by Fiscal Principal except upon request by the Fiscal Principal and as permitted by FRBNY, such permission not to be withheld unless FRBNY reasonably determines that such withdrawal is contrary to FRBNY's policies.

3.3 Records and Reports

3.3.1 Fiscal Principal shall furnish to FRBNY such financial information and reports of condition as FRBNY may reasonably request from time to time.

3.3.2 FRBNY shall keep separate accounts and records of all its transactions for Fiscal Principal under this Agreement and shall permit Fiscal Principal at any time to examine all such accounts and records. On a regular basis, but no less frequently than monthly, FRBNY shall forward to Fiscal Principal

to the address set out in the Letter of Agreement a statement of: (i) the total outstanding balance, if any, in Fiscal Principal's account(s), and (ii) the total amount of outstanding Obligations.

3.3.3 Upon payment of principal and payment of interest due on outstanding Obligations, FRBNY shall forward to Fiscal Principal a message via Fiscal Principal's funds interface with FRBNY, or via such other method as is the practice between the parties prior to the Effective Date, regarding such payment.

3.3.4 Fiscal Principal shall reconcile all statements of account and messages provided pursuant to this section with its own records and may not assert any dispute or difference with respect to the statements of account and messages provided pursuant to this section unless FRBNY receives notice from Fiscal Principal of any such dispute or difference within 60 calendar days after the accounting or messages have been received by Fiscal Principal.

3.3.5 In addition to the records and reports specifically listed in this Section 3.3, FRBNY will continue to keep and/or provide any records and reports that it has kept and provided for or to Fiscal Principal immediately prior to the Effective Date.

3.4 Authorizations

3.4.1 Fiscal Principal shall, from time to time, give FRBNY notice in respect of the names, titles, specimen signatures, and authority of the persons who are authorized to issue directions and instructions to FRBNY and otherwise to act with respect to transactions to be effected by FRBNY, for and on behalf of Fiscal Principal. Such authorizations shall be in a form satisfactory to FRBNY and shall be signed by an authorized officer of Fiscal Principal. FRBNY is entitled to rely on the most recent authorization until it has received notice to the contrary.

3.4.2 On and as of each date that Fiscal Principal requests FRBNY to issue a new Obligation and each date that FRBNY issues or causes to be issued a new Obligation on such request, Fiscal Principal shall be deemed to represent and warrant to FRBNY that (1) it has taken all organizational actions necessary to authorize such issuance and (2) no authorizations or consent of, filing with or notice to, or any other act by or in respect of, any governmental authority or any other person is required in connection with such issuance, except as Fiscal Principal has obtained or made. Fiscal Principal hereby agrees that it shall promptly provide FRBNY, upon request, with written evidence, satisfactory to FRBNY, of such actions, authorizations, consents, filings, notices or other acts, if any.

3.5 Definitive Obligations

3.5.1 Terms relating to definitive Obligations are set forth in Annex B to this UFAA.

3.5.2 Except where the offering terms for Obligations provide for their issuance, exchange or conversion to definitive form or as expressly requested by Fiscal Principal and agreed by FRBNY, no Obligations, whenever issued, existing in book-entry form shall be convertible to definitive form.

3.6 Fiscal Agency Services

In addition to the fiscal agency services set forth in this Section 3 and subject to the terms of this UFAA, FRBNY shall perform such other services for Fiscal Principal as FRBNY and Fiscal Principal mutually deem necessary or desirable in connection with payment, issuance, transfer and substitution of definitive and book-entry Obligations and Fiscal Principal's payment obligations with respect to the Obligations. Fiscal Principal and FRBNY contemplate that each will consult with the other from time to time with respect to the operating procedures to be followed in connection with the provision of such services.

4.0 REIMBURSEMENT OF FEES AND EXPENSES

4.1 Fiscal Principal shall reimburse or pay FRBNY for all reasonable expenses properly incurred, and fees charged, by FRBNY in acting as fiscal agent for, or providing fiscal agency services to Fiscal Principal in accordance with this UFAA. From time to time, FRBNY shall advise the Fiscal Principal of FRBNY's reimbursement and fee policies, and FRBNY will provide quarterly invoices showing charge details.

4.2 Fiscal Principal shall designate an account for reimbursement and payment of expenses and fees or will arrange for a wire transfer sufficient to pay such expenses and fees. If insufficient funds exist in Fiscal Principal's designated account, or if Fiscal Principal fails to reimburse or pay such expenses and fees or any other obligation owing to FRBNY in a timely manner, FRBNY may reimburse itself by charging these amounts to any account in the name of Fiscal Principal on the books of any Federal Reserve Bank and will provide prompt notice to Fiscal Principal of any such charge.

5.0 REIMBURSEMENT OF PRINCIPAL AND/OR INTEREST

5.1 For any principal and/or interest payment made in respect of an Obligation by FRBNY out of its own funds it may reimburse itself by debiting any account on its books in the name of the Fiscal Principal for such amount.

6.0 LIABILITY AND INDEMNIFICATION

6.1 FRBNY assumes no liability hereunder, except for its negligence or misconduct in carrying out the provisions of this UFAA, in which case FRBNY shall be liable only for the actual direct loss sustained by Fiscal Principal and proximately caused

by FRBNY.

6.2 FRBNY shall not be liable for any action taken by it in reliance upon any Obligation, other instrument or document, or any instruction contemplated hereby, if in good faith the Obligation, instrument, document, or instruction reasonably appeared to FRBNY to be genuine. FRBNY may rely on instructions and data provided by Fiscal Principal in accordance with Section 6.3 and assume no responsibility for their accuracy.

6.3 FRBNY may act upon the written instructions or notice of authorized officer(s) of Fiscal Principal, or any other person designated in writing by Fiscal Principal in accordance with Section 3.4. Such instructions or notice shall be full and complete authorization and protection in respect of any action reasonably taken or suffered in good faith by FRBNY under this UFAA.

6.4 Fiscal Principal shall indemnify and hold FRBNY harmless from and against all loss, claim, damage, liability and expense, including, but not limited to, reasonable attorneys' fees, arising out of, or in connection with, any action taken or any failure to act under this UFAA, except to the extent proximately caused by FRBNY's negligence or misconduct.

6.5 When acting as fiscal agent for Fiscal Principal, FRBNY does not assume any obligation of agency or trust for or with any of the owners or holders of the Obligations, or with respect to principal or interest on the Obligations.

6.6 Nothing expressed in or to be implied from this UFAA shall give any person, firm or corporation other than the parties hereto any legal or equitable right, remedy or claim under this UFAA or under any covenant or provision of this UFAA, this UFAA being intended to be and being for the sole and exclusive benefit of the parties hereto.

7.0 TERMINATION AND AMENDMENTS

7.1 FRBNY may resign as, and Fiscal Principal may remove FRBNY as, fiscal agent of Fiscal Principal in its entirety or in respect of any outstanding issue of Obligations by giving not less than 180 calendar days' (or such longer period as the parties may agree) advance written notice to the other party (which may be waived by the other party in writing). Upon such resignation or removal in respect of any issue of Obligations, FRBNY shall transfer, deliver and pay over to the institution designated by Fiscal Principal all Certificates (as defined in Annex B) and other property or funds on deposit with FRBNY as fiscal agent in respect of such issue and the transfer agent file of such issue and such other books and records as may be reasonably necessary for any successor fiscal agent to fulfill its duties. FRBNY shall make and keep available to Fiscal Principal, and its respective agents, at all reasonable times thereafter, all other books and records maintained by FRBNY as fiscal agent. Notwithstanding the foregoing, FRBNY's right of termination is subject to any statutory or regulatory obligations of FRBNY to serve as Fiscal Principal's fiscal agent and any statutory or regulatory right of

Fiscal Principal to name FRBNY as its fiscal agent.

7.2 This UFAA may be amended only by a writing signed by authorized representatives of Fiscal Principal and FRBNY.

8.0 CONFLICTS

In the event of any conflict between the terms of this UFAA and any Operating Circular or other agreement Fiscal Principal has entered into with FRBNY, the terms of this UFAA shall govern.

9.0 ENFORCEABILITY OF PROVISIONS

The failure of Fiscal Principal, or of FRBNY, to enforce all or any part of the provisions or terms of this UFAA shall not constitute a waiver of the right of the parties to require compliance with all of the terms and provisions of this UFAA.

10.0 SUBMISSION TO JURISDICTION

Each of Fiscal Principal and FRBNY:

10.1 submits for itself and its property in any legal action or proceeding relating to or arising out of this UFAA, or the conduct of any party with respect therefor or for recognition and enforcement of any judgment in respect thereof, to the nonexclusive general jurisdiction of the United States District Court for the Southern District of New York;

10.2 agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of delivery), postage prepaid, to the address provided in the Letter of Agreement; and

10.3 agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction.

11.0 NOTICE

11.1 Routine notices, such as those described in Sections 3.1, 3.2 and 3.3, under this UFAA may be by telephone, electronic mail, SWIFT message, facsimile or such other manner agreed by the parties, or otherwise in accordance with practice between the parties prior to the Effective Date.

11.2 All other notices under this UFAA shall be in writing (a) sent by certified mail, return receipt requested; (b) personally delivered; or (c) sent by telecopy, facsimile or other electronic means agreed by the parties, in such case confirmed by certified mail, return receipt requested, unless otherwise agreed by the parties. Unless otherwise expressly provided herein, notice shall be deemed to have been

given or made (a) if given by mail, when deposited in the mail by certified mail, return receipt requested, (b) if personally delivered, when delivered by hand, or (c) if by telecopy, facsimile or other electronic means, when sent, provided in each case that any notice to or notification shall not be effective until received. Notices to FRBNY should be directed to:

Federal Reserve Bank of New York
33 Liberty Street
New York, New York 10045
Attention: Wholesale Product Office
Fax: 212-720-8909

With a copy to:

Federal Reserve Bank of New York
33 Liberty Street
New York, New York 10045
Attention: CBIAS
Fax: 212-720-3464

Federal Reserve Bank of New York
East Rutherford Operations Center
100 Orchard Street
East Rutherford, NJ 07073
Attention: Belinda Williams/ Electronic Payments
Fax: 201-531-3590
Email: belinda.williams@ny.frb.org

Notices to Fiscal Principal shall be directed as set forth in the Letter of Agreement.

11.3 Either party may change its address for notice by notice to the other party in the manner provided in Section 11.2.

12.0 NO WAIVER OF IMMUNITIES

Fiscal Principal may be exempt from the payment or collection of any tax, or may be entitled to other privileges and immunities pursuant to its charter or to the laws, regulations, or documents governing its organization and/or formation. Nothing herein shall be deemed to be a waiver by Fiscal Principal of any such exemption, privilege or immunity or any other privileges or immunities provided in such charter, laws, regulations or documents.

13.0 GOVERNING LAWS AND REGULATIONS

This UFAA shall be governed by Federal law, and, to the extent not inconsistent with Federal law, by the laws of the State of New York.

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ANNEX A

FORM OF LETTER OF AGREEMENT

[Letterhead of Fiscal Principal]

Date: ______________

Federal Reserve Bank of New York
East Rutherford Operations Center
100 Orchard Street
East Rutherford, NJ 07073

Attention: Fiscal Agency Services

[Name of Fiscal Principal] ("Fiscal Principal") hereby agrees, as consideration for the provision of fiscal agency services, to the terms and conditions of the Uniform Fiscal Agency Agreement, effective as of July 20, 2006, together with the Annexes thereto and as each may be amended, restated, superseded, or otherwise modified from time to time (the "UFAA").

Fiscal Principal represents and warrants that (i) it has the power and authority, and the legal right, to make, deliver and perform the UFAA, (ii) it has taken all necessary organizational action to authorize the execution, delivery and performance of the UFAA; (iii) no authorization or consent of, filing with or notice to, or other act by or in respect of, any governmental authority or any other person is required in connection with the execution, delivery, performance, validity or enforceability of the UFAA; (iv) the UFAA has been duly executed and delivered on behalf of Fiscal Principal; and (v) the UFAA constitutes a legal, valid and binding obligation of Fiscal Principal.

Attached as Appendix A hereto is a listing of Fiscal Principal's address for service of process and contact information for notices. Attached as Appendix B hereto is a listing of agreements superseded by the UFAA.

To the extent any terms of this Letter of Agreement are inconsistent with any other terms of the UFAA, this Letter of Agreement governs.

____
[Name of Fiscal Principal]

By: __________________________[1]
Name:
Title:

---

[1] Please attach to this letter evidence of the signer's authority to bind Fiscal Principal. Such evidence may be a letter or certificate of Fiscal Principal's secretary or general counsel stating that the signer has the title indicated and is authorized to bind Fiscal Principal.

APPENDIX A
To Letter of Agreement

ADDRESS FOR SERVICE OF PROCESS[2]:

ADDRESS FOR NOTICE:

[2] FRBNY asks ITO Fiscal Principals that do not provide an address for service of process to appoint an agent in New York or Washington, D.C. for service of process.

APPENDIX B

SUPERSEDED AGREEMENTS

ANNEX B

Terms Relating to Definitive Obligations

1. Certificates

(a) Fiscal Principal shall furnish to FRBNY, in partly finished form, certificates that may be issued in respect of requests for transfer, exchange or substitution of previously issued definitive Obligations ("Certificates").

(b) FRBNY shall account to Fiscal Principal for any unused Certificates and shall deliver them in accordance with Fiscal Principal's instructions after the maturity or call date of the issue.

(c) FRBNY shall maintain a recordkeeping system for all definitive Obligations outstanding until the Obligations are discharged and shall update that system in accordance with changes of ownership as evidenced by the transfer of definitive Obligations pursuant to the UFAA.

(d) With respect to each type of definitive Obligation, Fiscal Principal and FRBNY shall agree on a set period in advance of payment dates during which FRBNY may defer issuing Certificates in respect of requests for transfer or exchange, provided that any such period is consistent with the terms of issue of the Obligation.

(e) FRBNY shall account for and cancel Certificates for definitive Obligations that have been exchanged or paid on behalf of Fiscal Principal hereunder, and shall, at regular intervals, deliver the canceled Certificates to Fiscal Principal or its designee, at which time FRBNY shall thereby be released from its duties as fiscal agent with respect to the Obligations represented by the canceled Certificates.

(f) If any definitive Obligation becomes mutilated or is destroyed or lost, FRBNY, in its discretion, may authenticate and deliver a new Certificate of the same issue and of like tenor, date, amount, and maturity, in exchange and substitution for, and upon cancellation of, the mutilated, destroyed or lost definitive Obligation, or if the mutilated, destroyed or lost definitive Obligation shall have matured, FRBNY may pay the Obligation, and may waive surrender of the Certificate representing the matured Obligation, in accordance with the limitations and conditions established by the UFAA.

(g) An applicant for a substitute definitive Obligation or for payment on a mutilated, destroyed or lost definitive Obligation shall be required to furnish in duplicate to FRBNY evidence satisfactory to FRBNY and Fiscal Principal, in their discretion, of the destruction or loss of the definitive Obligation and of an indemnity satisfactory to FRBNY and Fiscal Principal and, if required by Fiscal Principal, shall reimburse Fiscal Principal for all expenses (including attorneys' fees)

incurred in connection with the preparation, issuance and authentication of the substitute definitive Obligation and shall also comply with such other procedures as Fiscal Principal prescribes. FRBNY is authorized, at its discretion, to place a stop payment order against, and issue a replacement draft for, any payable-through draft issued by it on behalf of Fiscal Principal.

(h) FRBNY shall consult with Fiscal Principal as to the action to be taken in the event of an actual or potential dispute over ownership or payment rights respecting a definitive Obligation. With respect to records that FRBNY has assumed from a previous transfer agent, Fiscal Principal shall be responsible for resolving any dispute or inconsistency with respect to the identity of the registered holder of any definitive Obligation unless the dispute or inconsistency is the result of FRBNY's entering erroneous data in the records it maintains.

2. Transfer and Exchange

(a) Unless otherwise agreed in writing, and subject to limitations on transfers and exchanges in the terms of the Obligation, FRBNY may accept, for exchange or transfer, any Obligation received by mail, or presented at its offices, and may exchange or transfer the Obligations without further investigation, in reliance upon any instruction, certification, authorization, assignment or other instrument believed by FRBNY in good faith to be genuine and to have been signed, countersigned or executed by any duly authorized person or persons. FRBNY may record any such transfer or exchange of Obligations, and issue and authenticate any new Obligations that it believes in good faith to have been so duly authorized.

(b) FRBNY may refuse to record any transfer or exchange of an Obligation if in good faith FRBNY deems refusal to be necessary to avoid any liability on the part of itself or Fiscal Principal. FRBNY shall promptly provide Fiscal Principal with written notice of any such refusal.

3. Discharge

(a) On an annual basis, FRBNY shall provide Fiscal Principal with an accounting, by issue and payment date, for any definitive Obligations of:

(i) matured Obligations outstanding; and

(ii) principal, interest and redemption funds for Obligations not disbursed for: (x) each registered issue principal, interest and redemption payment that, as of that January 1, became payable at least two years before; and (y) each bearer issue principal and coupon payment that became payable at least two years before ((x) and (y) together, "Unpaid Obligations").

(b) Fiscal Principal shall approve (or correct) the accounting provided by FRBNY, and then provide FRBNY with written permission to finalize the accounting.

(c) Upon receipt of the written permission to finalize the accounting referenced in clause (b), FRBNY shall return to Fiscal Principal, on a mutually agreed date, any remaining funds held for Unpaid Obligations.

(d) Notwithstanding the previous clause (c), Fiscal Principal may provide for the payment of Unpaid Obligations of a specified issue or issues for which a discharge has occurred under this Section 3 by maintaining a balance with FRBNY in an amount agreed upon by Fiscal Principal and FRBNY, from which balance FRBNY shall pay any such Unpaid Obligation presented thereafter.

(e) FRBNY shall permit Fiscal Principal or its duly appointed agent to examine and copy all records relating to coupons for bearer definitive Obligations that have been discharged pursuant to this section. FRBNY shall also furnish such other information in respect of definitive Obligations that have been discharged pursuant to this section as Fiscal Principal or its duly appointed agent may reasonably request.

(f) Fiscal Principal shall reconcile all accounting and advices provided pursuant to this section with its own records and may not assert any dispute or difference with respect to the accounting and advices provided pursuant to this section unless FRBNY receives written notice from Fiscal Principal of any such dispute or difference within 60 calendar days after the accounting or advices have been sent to Fiscal Principal.